UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-38655

Farfetch Limited

(Exact name of registrant as specified in its charter)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Land Purchase Agreement

On April 8, 2019, Farfetch Portugal – Unipessoal, Lda, an indirect subsidiary of Farfetch Limited (the “Company”), acquired approximately 70,000 square meters of land in Matosinhos, Portugal from Medida Gabarito, Lda.

The Company intends to use this land to build a campus for its employees based in Porto, to support its technology and operational functions as well as its digital production studios.

The total cost of the purchase was €15 million. The Company expects to make additional expenditures in connection with the build and fit out of the campus.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farfetch Limited

Date: April 9, 2019	By:	/s/ James L. Maynard
James L. Maynard
General Counsel & SVP Group Legal